Exhibit (e)(1)

EXCERPTS FROM FAIRMONT HOTELS & RESORTS INC.
MANAGEMENT PROXY CIRCULAR DATED MARCH 1, 2005

REPORT ON EXECUTIVE COMPENSATION

        The following is the report of the Management Resources and Compensation Committee of the board of directors (the ''Compensation Committee'') on executive compensation.

General

        The Compensation Committee is composed of three directors of the Corporation who are neither current nor former officers or employees of Fairmont. The Compensation Committee is responsible for, among other matters, the review and determination of executive compensation and recommending to the board the compensation to be paid to executive officers of Fairmont and major policy changes to the principles followed in compensating the executives of Fairmont. In addition, the Compensation Committee assesses the performance of the Chief Executive Officer and determines his compensation based on the attainment of objectives set by the board that are consistent with Fairmont's strategic plan and that are reflected in the performance criteria of the Corporation's incentive plans.

Principles of Executive Compensation

        Since Fairmont became an independent public company operating within the hospitality industry in 2001, the Compensation Committee has sought to have the principles by which Fairmont's executives are compensated reflect the Corporation's strategic goals. The Corporation's pursuit of its goal of expanding its operations, in the North American marketplace and beyond, has resulted in the Corporation being firmly established as North America's largest luxury hotel management company. As the Corporation continues to pursue its goals, its compensation programs must support and encourage the achievement of those goals, and offer compensation to the executives of the Corporation which is competitive within the highly competitive North American hospitality marketplace. To assist it in its activities, the Compensation Committee annually engages its own independent compensation consulting firm to advise with respect to the components of its executive compensation package and the appropriate levels of compensation for each individual executive. With this input, the Compensation Committee seeks to ensure that Fairmont has in place compensation programs which offer sufficient flexibility to reflect North American compensation structures, where appropriate, while maintaining competitive compensation costs in local markets.

        The compensation objective for Fairmont executives is that their total direct compensation be at a level which reflects the performance of the Corporation, with the goal that this compensation be competitive so as to attract and retain the executives necessary to achieve the Corporation's goals. The compensation programs are designed to result in total direct compensation for Fairmont's executives being at approximately the median of the total direct compensation paid by other leading North American hospitality companies. The total compensation for Fairmont executives consists of a base salary, an annual bonus opportunity, long term stock-based compensation and benefits. The bonus and stock-based incentive compensation of Fairmont is designed to focus on shareholder value creation and operating performance improvement.

Base Salary and other Short-Term Cash Compensation

        The Compensation Committee sets the base salaries of the Fairmont executive officers following a review of market data and individual performance. Salaries are adjusted, as needed, based on individual performance, responsibility and experience to ensure they reflect the contribution of each officer. In establishing the base salaries, the Compensation Committee uses a benchmark of average base salaries paid to the senior executive officers of leading North American lodging companies.

        Fairmont's Short-Term Incentive Plan (''STIP'') provides an opportunity for participants to earn an annual cash award based on the achievement of performance objectives established by the Compensation Committee. For 2004, the Compensation Committee established targets for the financial criteria of earnings before interest, taxes, depreciation and amortization (''EBITDA'') and earnings per share (''EPS''). Each of these criteria has a weighting of 40% of the target award. The remaining 20% is based on individual performance and is awarded only if either of the targets for the financial criteria is met. Potential awards were expressed as a percentage of base salary. For the senior executive officers of Fairmont, target awards for 2004 ranged between 50% and 80% of base salary when performance criteria are met and between 100% and 160% of base salary when exceptional performance is achieved. Achievement of performance against these criteria was measured by comparing actual results against targets established at the beginning of the year. In calculating the awards the budgeted EBITDA was adjusted to reflect the unit disposition transactions for The Fairmont Kea Lani Maui and The Fairmont Glitter Bay in 2004. EPS was achieved at the exceptional performance level and as a result STIP awards were provided at the target level for 2004.

2004 Short-Term Incentive Plan Criteria and Weighting

2004 Criteria	Weighting
EBITDA	40%
EPS	40%
Individual Performance	20%

Long Term Stock-Based Compensation Programs

        In addition to base salary and short-term bonus compensation, the Corporation also seeks to reward and retain its senior executives over a longer term through stock-based compensation. This element of total direct compensation is designed to reward and retain participating executives over time including through the achievement of performance targets in a manner which is aligned with the interests of shareholders. Under the Key Employee Stock Option Plan (''KESOP''), no options were awarded to any named executive officer under this plan in 2004. Options may be granted in the future as part of a balanced approach to medium and long-term compensation of key employees.

        Key Employee Long Term Incentive Plan

        In 2003, the Compensation Committee, in consultation with its independent compensation consulting firm and as part of the Committee's ongoing review of the compensation programs of the Corporation, developed a new Key Employee Long Term Incentive Plan (''KELTIP'') intended to provide participating executives with stock-based compensation other than under the KESOP.

        Under the KELTIP, participating employees may be granted units with an initial notional value equal to a percentage of the base salary of each employee. This value will vary depending on the discretion of the Compensation Committee from 100% of base salary to 275%, in the case of the Chief Executive Officer. The value of an award of units at the date of grant is converted into phantom share units which are recorded in accounts maintained for the participating employees, at an average closing price of the Corporation's common shares over a 20 day trading period preceding the grant date. Dividends paid on common shares will be credited to the account of each participant and will be recorded as additional units. The KELTIP gives the Corporation the flexibility to grant units which will vest over a three year period and will be subject to such performance targets and criteria as are stipulated at the time of any grant of units.

        The Compensation Committee has determined that, initially at least, one-half of the total number of units to be granted will be Restricted Share Units (''RSUs''), which will vest over a three year period and be payable at the end of that period. The amount to be paid for each RSU will be the average of the closing prices of the common shares of the Corporation for the 20 trading days before the payment date. The remaining half of the units to be granted will be Performance Share Units (''PSUs''), which will only be paid to participants three years after grant if prescribed relative total shareholder return targets are met. When granted, each PSU will have a notional value equal to the value of a common share. Payments made in respect of PSUs, however, will be in a range of 0% to 200% of the initial value if the total shareholder return of the Corporation during the period from the date of grant to the date of payment exceeds target levels stipulated by the Committee at the time of grant. The total shareholder return targets will take into account the total shareholder return of a comparator group of North American companies which includes competitors of Fairmont in the hospitality industry. Units granted in 2004 range in value from 100% of base salary to 275%, in the case of the Chief Executive Officer.

        Key Employee Stock Option Plan

        The purpose of Fairmont's key employee stock option plan (''KESOP'') is to assist and encourage key officers, employees and consultants of Fairmont and its subsidiaries and certain persons employed at hotel properties managed by the Corporation or its subsidiaries, to work towards and participate in the growth and development of Fairmont and its subsidiaries by granting stock options to such persons. Ten thousand stock options were granted to one newly appointed officer in 2004. Options granted under the KESOP are exercisable during a ten-year period from the date of grant, after a vesting period, and are granted at the closing price of a board lot of the shares on the TSX on the day preceding the date of grant. Unless modified by the board of directors, the terms of the KESOP provide that half of options become exercisable on the second anniversary of the grant and the balance on the third anniversary.

        Stock appreciation rights (''SARs'') may also be granted to participants under the KESOP at the same time as the grant of an option. SARs, if granted, have the following terms: (a) one SAR is granted for every two optioned shares; (b) the reference price for a SAR is the same as the exercise price of the related option; (c) SARs may be exercised from time to time by an optionholder on and after the third anniversary of the grant date; (d) exercise of SARs results in a reduction in the number of optioned shares on the basis of one optioned share for each exercised SAR; (e) exercise of an option results in a reduction in the number of SARs on the basis of one SAR for each optioned share purchased in excess of 50% of the number of optioned shares; and (f) the expiry date of a SAR is ten years after the grant date. Fairmont will pay to the optionholder, for each exercised SAR, an amount equal to the closing price of a board lot of the shares on the TSX on the day of exercise, less the exercise price.

Executive Deferred Share Unit Plan

        In connection with the Arrangement, the board of Fairmont approved the adoption of a deferred share unit plan (the ''Executive DSU Plan''). The Executive DSU Plan was designed to align the interests of participating executives of Fairmont and the shareholders of Fairmont by providing participants with the equivalent of an equity stake in Fairmont, prior to the date upon which the participants would be granted options under the KESOP. The Executive DSU Plan was intended to replicate the economic value to the participating executives of stock options, while recognizing that stock options could not be granted until after the completion of the Arrangement. Outstanding Fairmont deferred share units (the ''Executive DSUs'') are bookkeeping entries on the books of Fairmont, each of which had a value equal to the value of one Fairmont share when paid in July 2004. In July 2001, participants were granted the right to receive a number of Executive DSUs calculated with reference to both the number of options to be granted to them following the completion of the Arrangement and the increase in the share price of Fairmont shares from a base of $15.65 per share to the market value of the Fairmont shares on the date of grant of options under the KESOP, subject to a maximum increase of $3.13 per Fairmont share.

        In October 2002, the Compensation Committee approved the acceleration and wind-up of the Executive DSU Plan for executives who opted to accelerate their Executive DSUs and to use the after-tax proceeds to purchase shares in the open market, thereby increasing their respective share ownership in the Corporation with the goal of achieving the minimum share ownership levels described below under ''Fairmont Share Ownership Guidelines''. All participants in the Executive DSU Plan opted to accelerate their DSUs and purchase shares except for Mr. Fatt due to the fact that he held a significant number of Fairmont shares. The shares acquired by the participating executive officers are subject to security arrangements which expired in July 2004. As part of the acceleration of the Executive DSUs, Executive DSU entitlements were grossed up for tax purposes in order to provide participants with the same after-tax value as would have been the case had the acceleration of the Executive DSUs been the exercise of stock options. In order to be entitled to the acceleration of the Executive DSUs, participating executives were required to exercise their vested options under the KESOP and to retain a net number of shares with a value equal to the after-tax proceeds from this exercise of options, to be credited towards the Corporation's minimum share ownership levels.

Fairmont Share Ownership Guidelines

        The Compensation Committee has determined that the minimum stock ownership for executive officers should be three times 2001 base salary for the Chief Executive Officer and two times 2001 base salary for other senior executives. With a reference price of Cdn$25.00 per share, the following are the minimum share ownership levels and current share ownership, respectively, for the Named Executive Officers: Mr. Fatt, 69,000/48,022 shares; Mr. Cahill, 33,600/36,424 shares; Mr. Storey, 33,000/28,612 shares; Mr. Patava, 24,800/19,220 shares; and Mr. Williams, 26,800/13,235 shares.

        In connection with achieving these minimum share ownership levels, the Named Executive Officers and the Corporation effected the arrangements described under ''Stock-Based Compensation Programs – Executive Deferred Share Unit Plan''. In addition, and in furtherance of these ownership levels, the Compensation Committee adopted a policy that one-third of the after-tax STIP bonus paid to all executive officers shall be paid in shares of Fairmont acquired in the secondary market, unless the executive officer purchased an equal value of shares in the preceding year.

        Non-executive members of the board of directors are subject to a minimum stock ownership guideline of 10,000 common shares. The directors' DSUs are taken into account in the calculation of their minimum shareholdings. Executive officers and directors are entitled to achieve the applicable minimum level of share ownership over a five-year period from the date of their respective appointments or election, as applicable.

Chief Executive Officer Compensation

        Fairmont and the Chief Executive Officer entered into a five year employment agreement (the ''CEO Agreement'') on July 1, 2003 (see ''Agreements – CEO Employment Agreement'' below) under which certain elements of Mr. Fatt's compensation for the term of the CEO Agreement have been agreed. The CEO Agreement was entered into by the Corporation after careful assessment of the personal contribution of Mr. Fatt to the Corporation by the Compensation Committee and the board of directors. The Committee retained its legal counsel and its independent compensation consulting firm to advise it in the discussions leading to the execution of the CEO Agreement. Under the CEO Agreement, Mr. Fatt's salary has been set at $700,000 for 2003 and, in each of the remaining years of the CEO Agreement, Mr. Fatt's salary is to be such amount as is established by the board, with annual increases of not less than 3%. Mr. Fatt is to participate in each of the STIP and the KELTIP in each year of the term of the CEO Agreement, with a target award of not less than 80% and 200%, respectively, of his base salary for the year. Mr. Fatt's participation in each of the STIP and the KELTIP is subject to performance measures and levels consistent with those established for other senior executives of the Corporation, with appropriate allowance for the position and responsibilities of the Chief Executive Officer. During the term of the CEO Agreement, Mr. Fatt will not be granted stock options under the KESOP. Upon the execution of the CEO Agreement, Mr. Fatt was granted 112,600 deferred share units (see ''Agreements – CEO Employment Agreement'').

        The terms of the CEO Agreement were agreed following a careful assessment of the personal contribution of Mr. Fatt to the performance of Fairmont. The assessment of Mr. Fatt's performance was based on a number of quantitative and qualitative factors which included corporate financial results, strategic planning and initiatives, effective control systems, personal leadership, succession planning and business acumen. The CEO Agreement provides Mr. Fatt assurance as to his base salary and the opportunity for rewards under the STIP and KELTIP, but is still consistent with the pay-for-performance philosophy of Fairmont's executive compensation program. The Compensation Committee had the benefit of the advice of its legal counsel and its independent compensation consulting firm in considering the CEO Agreement. The CEO Agreement was recommended by the Compensation Committee and approved by the board of directors of Fairmont. The CEO received a cash bonus in respect of 2004 of $600,000. In determining the 2004 award for Mr. Fatt the Compensation Committee reviewed the criteria as outlined in the table entitled ''2004 Short-Term Incentive Plan Criteria and Weighting''. Mr. Fatt's 2004 award reflects a target level payout. (See ''Base Salary and other Short-Term Cash Compensation'').

        The CEO is entitled to certain severance benefits pursuant to the CEO Agreement with the Corporation. See ''Agreements – Chief Executive Officer Employment Agreement''.

Report of the Management Resources and Compensation Committee

        The foregoing report has been made by the members of the Compensation Committee of the board of directors of Fairmont:

STEPHEN E. BACHAND (Chairman)
PETER C. GODSOE
MICHAEL J. KOWALSKI
DAVID P. O'BRIEN

EXECUTIVE COMPENSATION

        The following table sets out, for the periods indicated, the compensation of the Chief Executive Officer, the Chief Financial Officer and the next three most highly compensated executive officers of Fairmont (collectively, the Named Executive Officers) for the financial year ended December 31, 2004.

SUMMARY COMPENSATION TABLE

	Annual Compensation				Long-term Compensation
					Awards		Payouts
					Securities	Shares or
					Under	Units
					Options	Subject to
				Other Annual	& SARs	Resale	LTIP	All Other
Name and	Year	Salary	Bonus	Compensation	Granted	Restrictions	Payouts	Compensation
Principal Position		($)	($)(b)	($)	(#)(f)	($)(g)	($)	($)
WILLIAM R. FATT ,	2004	750,000	600,000	1,575,912	(d) —	2,153,363	—	—
Chief Executive	2003	700,000	—	25,330	112,600	—	—	—
Officer	2002	550,000	733,000	36,905	59	—	—	12,859

CHRIS J. CAHILL ,	2004	425,000	297,500	17,556	—	998,351	—	—
President and Chief	2003	400,000	—	17,884	—	—	—	—
Operating Officer	2002	350,000	408,000	602,374	(e) 40,385	—	614,477	—

THOMAS W. STOREY ,	2004	373,012	(a) 217,000	(c) 16,457	—	548,139	—	14,000(h)
Executive Vice	2003	320,000	—	10,011	—	—	—	30,995(h)
President, Development	2002	300,000	300,000	(c) 272,392	(e) 27,523	—	129,938	—

M. JERRY PATAVA ,	2004	325,000	195,000	98,773	—	509,003	—	1,842,257(i)
Executive Vice President,	2003	255,000	—	64,596	—	—	—	—
Chief Financial Officer	2002	235,000	235,000	347,241	(e) 25,858	—	396,850	—

JOHN S. WILLIAMS ,	2004	285,000	142,500	9,153	—	297,551	—	—
Executive Vice	2003	275,000	—	8,820	—	—	—	—
President, Operations	2002	250,000	208,000	289,139	(e) 19,401	—	336,956	—

(a)	Amount includes temporary relocation salary enhancement.

(b)	Unless otherwise indicated, amounts referred to in this table as ''Bonus'' are paid under the STIP and are actually paid in the first quarter of the following year.

(c)	Receipt of this amount was deferred by Mr. Storey.

(d)	Represents redemption of DSUs.

(e)	For 2002, included amounts grossed up for tax purposes pursuant to the acceleration of the Executive DSU Plan and subsequent purchase of shares. See ''Stock-Based Compensation – Executive Deferred Share Unit Plan''.

(f)	Includes Options and DSUs granted under the Executive DSU Plan.

(g)	Share unit value is based on TSX Close on grant date of January 5, 2004. Aggregate # and value of share units for each NEO are: Fatt (75,380 and $2,153,363), Cahill (34,948 and $998,351), Storey (19,188 and $548,139), Patava (17,818 and $509,003) and Williams (10,416 and $297,551). Dividends are credited on the share units if ordinary course cash dividends are paid on the Common Shares. See ''Key Employee Long Term Incentive Plan''.

(h)	Amounts included in 2003 and 2004 represent the Corporation's match to the 401(k) and Executive Deferred Compensation Plans as described under ''Pension Plans and Retirement Benefits''.

(i)	Represents the lump sum benefits paid or payable to Mr. Patava under the Retirement Agreement. (See ''Agreements – Former Chief Financial Officer Retirement Agreement'').

LTIP AWARDS DURING 2004

		Performance of Other Period Until
NEO Name	Securities, Units or Other Rights	Maturation or Payment
WILLIAM R. FATT	75,380	3 years
CHRIS J. CAHILL	34,948	3 years
THOMAS W. STOREY	19,188	3 years
M. JERRY PATAVA	17,818	3 years
JOHN S. WILLIAMS	10,416	3 years

(a) For further information regarding the determination of these awards and the calculation of amounts payable, see ''Long Term Stock-Based Compensation Programs – Key Employee Long Term Incentive Plan.''

AGGREGATED OPTION AND SAR EXERCISES DURING 2004 AND
YEAR-END OPTION AND SAR VALUES

        The following table summarizes for each of the Named Executive Officers the aggregated option exercises during 2004 and the option values at December 31, 2004.

Value of Unexercised
			Unexercised Options &	in-the-money Options &
	Securities		SARs at Financial	SARs at Financial
	Acquired on	Aggregate	Year-End	Year-End
	Exercise	Value Realized	Exercisable/Unexercisable	Exercisable/Unexercisable
Name	(#)(a)	($)(a)	(#)(a)	($)(a)
WILLIAM R. FATT	—	—	316,937/200,000	3,972,873/2,406,158
(b)	—	—	—/112,600	—/3,816,778
CHRIS J. CAHILL	—	—	122,392/124,214	1,399,310/1,293,200
THOMAS W. STOREY	—	—	75,001/80,503	810,915/831,392
M. JERRY PATAVA	—	—	81,713/79,504	961,561/827,674
JOHN S. WILLIAMS	—	—	55,754/59,633	606,337/620,774

(a) Unless otherwise indicated, the amounts relate to options granted under the KESOP.

(b) Represents Mr. Fatt's DSUs under the Executive DSU Plan. See ''Long Term Stock-Based Compensation Programs—Executive Deferred Share Unit Plan''.

Pension Plans and Retirement Benefits

        Fairmont maintains contributory defined benefit pension plans (the ''Basic Plans'') pursuant to which pensions are paid to eligible officers and employees of the Corporation at retirement. Under the Basic Plans, the amount of pension is based on the sum of: (a) 1.3% of the average of the best five consecutive years or final 60 months of pensionable earnings (wages or salary) up to the Canada Pension Plan maximum pensionable earnings, multiplied by credited years of service; and (b) 2% of the average of the best five consecutive years or final 60 months of pensionable earnings in excess of the Canada Pension Plan maximum pensionable earnings multiplied by credited years of service. Credited years of service are limited to 35 years. The normal retirement age under the Basic Plans is 65. The pension is payable for the lifetime of the former member and continues to the surviving spouse at a rate of 50% or at a rate determined in accordance with the actuarial principles set out in the Basic Plans. Under the Basic Plans, the pension is limited to the maximum under the Income Tax Act (Canada).

        Fairmont also maintains non-contributory supplemental pension plans (the ''Supplemental Plans'') in which executive officers and senior managers participate. The Supplemental Plans provide pension benefits in excess of the maximum provided under the Basic Plans. Short-term incentive plan awards (i.e. annual bonus) are included in the calculation of pensionable earnings (the best five-year average of such awards is limited to the individual's target award level at retirement). The Supplemental Plans provide additional benefits for executives who join a Basic Plan in mid-career.

        Under one of the Supplemental Plans, retiring participants, including Messrs. Fatt, Patava and Storey, may elect to receive, in a lump sum, the present value, at the date of retirement, of the pension benefits payable to them under such plans, together with an adjustment in respect of the accelerated taxation incurred upon such receipt.

        The following table shows the aggregate annual pension payable under the Basic Plans and Supplemental Plans to participants in the specified compensation and years of service categories assuming retirement at age 65 based upon the defined benefit pension provisions in effect during 2004.

PENSION PLAN TABLE

			Years of Service

Remuneration	15	20	25	30	35
($)	($)	($)	($)	($)	($)
200,000	102,000	114,000	122,000	128,000	132,000
300,000	158,000	175,000	187,000	196,000	202,000
400,000	216,000	238,000	253,000	264,000	272,000
500,000	273,000	299,000	318,000	332,000	342,000
600,000	334,000	364,000	385,000	401,000	412,000
700,000	390,000	426,000	451,000	469,000	482,000
800,000	453,000	491,000	519,000	538,000	552,000
900,000	511,000	553,000	584,000	607,000	622,000
1,000,000	569,000	616,000	650,000	675,000	692,000

        The respective years of credited service for pension plan purposes as of December 31, 2004, and at age 65 for the Named Executive Officers are: Mr. Fatt, 17 and 28; Mr. Patava, 14 and 28, Mr. Cahill, 12 and 25, Mr. Storey, 4 and 21, and Mr. Williams, 10 and 13. Mr. Patava elected to receive the present value of his pension entitlements as at the date of his retirement, as noted above.

        Under the CEO Agreement, Mr. Fatt will continue to participate in the Basic Plans and the Supplemental Plans, but without early retirement reduction. In addition, he will accrue pensionable service under the Supplemental Plans at an accelerated rate of 2.1875 years per year until June 30, 2007 and one year of continuous employment thereafter. See ''Agreements – CEO Employment Agreement''.

        Under the Retirement Agreement (see ''Agreements – Former Chief Financial Officer Retirement Agreement''), Mr. Patava will receive the equivalent of two additional years of pension entitlements and his pension will be payable without reduction for early retirement from age 60 instead of 65.

        Officers of the Corporation located in the United States are entitled to participate in the Fairmont Hotels & Resorts Retirement Plan for U.S. Employees. This plan provides an employer match of 50% of the first 6% of an employee contribution. The total amount of the contribution is limited to the legal maximum established by the Internal Revenue Service. Officers are also entitled to participate in a deferred compensation arrangement which provided for a company match of 50% of the first 10% of employee deferral to December 31, 2004 and 60% of the first 10% of employee deferral thereafter, less any amount matched under the Fairmont Hotels & Resorts Retirement Plan for U.S. Employees.

        Mr. Storey also participates to a limited extent in the Fairmont Hotels & Resorts Salary Continuation Plan, which provides a 10-year benefit of 40% of the average of the final five years compensation comprising of salary and short-term incentive plan awards beginning at age 65. No benefit is payable for participants leaving the Corporation prior to age 60. Mr. Storey's accrual of further credited service in this plan ceased on December 31, 2003, at which date he had 3 years of credited service.

        In September 2004, Mr. Storey transferred to Fairmont's corporate office in Canada from his employment with Fairmont Hotels & Resorts (U.S.) Inc. in the United States. As a result of the transfer, certain adjustments have been made to Mr. Storey's compensation in order to ensure that his level of after-tax compensation in Canada remains equivalent to that which he received while employed by the Corporation in the United States (see ''Agreements – Executive Vice President – Business Development and Strategy''). In addition, effective January 1, 2005, Mr. Storey began to participate in the Corporation's Basic Plans and Supplemental Plans.

        Upon retirement, Named Executive Officers are entitled to certain life insurance, medical and dental benefits, and are also able to participate in the Fairmont employee hotel accommodation program, which provides for discounted hotel room rates and food and beverage charges.

        The following table provides information regarding the estimated total annual pension benefits, annual service costs and accrued pension liabilities in respect of each Named Executive Officer.

EXECUTIVE PENSION DISCLOSURE

		Annual Pension
	Assumed	Benefits Payable at	2004 Service	Obligation at
Name	Retirement Date	Retirement Date	Costs	December 31, 2004
WILLIAM R. FATT	June 30, 2007	$775,000	$1,149,000	$9,779,000
CHRIS J. CAHILL	Age 60	$355,000	$132,000	$1,924,000
THOMAS W. STOREY	Age 60	$331,000	$22,000	$1,389,000
M. JERRY PATAVA	December 31, 2004	$96,000(a)	$122,000	$1,146,000
JOHN S. WILLIAMS	December 31, 2005	$162,000	$168,000	$1,824,000

(a) Pension starting on October 31, 2008.

(b) The main assumptions used to determine the figures in the above table are as follows:

–    Discount rate: 5.75% per year

–    Salary increase: 4.0% per year

–    Bonus payment: at target level

–    Retirement age for the purpose of calculating service costs and obligations corresponds to the assumed retirement date or age shown in the table except for M. Jerry Patava (age 60 assumed); Chris J. Cahill and John Williams (age 65 assumed).

Agreements

        Severance Agreements

        The Named Executive Officers are entitled to receive, pursuant to the terms of severance agreements between Fairmont and the Named Executive Officers, severance benefits if a change in control of the Corporation occurs and, within the three-year period following the change in control, the individual's employment is terminated by Fairmont other than for cause, disability, retirement or death, or by the individual for defined reasons such as a change in responsibilities or a reduction in salary or benefits. In such event, the Named Executive Officer will receive: accrued salary to termination; up to 24 months salary, and in the case of the CEO, 36 months salary; amounts under the STIP. KELTIP, deferred share unit plan, KESOP, as applicable; life and health insurance for up to 24 months and in the case of the CEO, 36 months; pay for vacation not-taken; career counseling until new employment found, and financial counseling, costs of annual physical examination and club fees for up to 24 months, and in the case of the CEO, 36 months, or a lump sum payment equal to three times these perquisites in the termination year; option to purchase company car, plus expenses for its use for up to 24 months, and in the case of the CEO, 36 months; lump sum payment equal to the present value of any housing loan; assistance for relocating in next 12 months, including a lump sum payment for loss of market value; a lump sum for professional membership fees for up to 24 months and in the case of the CEO, 36 months; lump sum payment equivalent to pension benefits and retirement arrangements and to non-registered pension benefits; and legal fees and expenses arising from termination. The Named Executive Officer is not required to mitigate the amount of any payment provided for by seeking other employment or otherwise, nor will the amount of any payment or benefit be reduced by any compensation earned by the individual with another employer or self-employment.

        Chief Executive Officer Employment Agreement

        The Corporation and Mr. Fatt entered into the CEO Agreement on July 1, 2003 for a term of five years, subject to any renewal or earlier termination in accordance with the terms of the CEO Agreement. The CEO Agreement superceded the Change in Control Agreement entered into between Mr. Fatt and Canadian Pacific Limited (as the Corporation was then known) in December, 1999. Under the CEO Agreement, Mr. Fatt continues as the Chief Executive Officer of the Corporation. Mr. Fatt agreed to devote his full time and attention to the affairs of the Corporation, subject to his continuing to be entitled to serve as a member of those corporate, civic or charitable boards of directors on which he was a member on July 1, 2003, or other such boards as are subsequently approved by the board of directors. The Corporation and Mr. Fatt agreed on various matters related to Mr. Fatt's compensation and his supplemental pension entitlements, as described above (see ''Report on Executive Compensation – Chief Executive Officer Compensation'' and ''Executive Compensation – Pension Plans and Retirement Benefits''). In addition, the Corporation granted Mr. Fatt 112,600 deferred share units (''CEO DSUs'') upon execution of the CEO Agreement. The CEO DSUs have no monetary value before July 1, 2006; if Mr. Fatt is employed by the Corporation on that date, he will be entitled upon request made prior to December 31, 2006, to receive an amount for each CEO DSU equal to the average of the closing prices of the common shares of Fairmont for the five trading days before the date of such request. In addition to these matters, the CEO Agreement provides for the continuation of Mr. Fatt's participation in the benefit plans and perquisite programs of the Corporation, as provided to Mr. Fatt on July 1, 2003. The CEO Agreement also covers matters related to the termination of Mr. Fatt's employment. If his employment is terminated without cause, Mr. Fatt will be entitled to receive the benefits described under ''Executive Compensation – Agreements – Severance Agreements'' but for a period of 24 months instead of the 36 months which apply following a change in control. Mr. Fatt's employment may be terminated for cause without any compensation except for base salary earned to the date of such termination, provided, however, that if such termination occurs prior to his 56th birthday, his vested pensions payable under the Basic Pension Plans and the Supplemental Plans shall be payable commencing at age 65 and if such termination occurs on or after his 56th birthday, his vested pension payable under the Supplemental Plans will be payable commencing at age 60. If Mr. Fatt voluntarily resigns his employment with the Corporation prior to June 30, 2007, he will not be entitled to any acceleration or vesting of any STIP, KELTIP, KESOP or DSU awards; in such event, however, he will be entitled to all vested pension benefits under the Basic Pension Plans and the Supplemental Plans and such benefits shall be payable commencing at age 60, subject to the normal retirement reduction applicable under the Supplemental Plans. If Mr. Fatt voluntarily resigns his employment after June 30, 2007, he will be entitled to all vested pension benefits under the Basic Pension Plans and the Supplemental Plans, without early retirement reduction. Mr. Fatt has agreed to non-competition and non-solicitation covenants which would apply following his termination of employment with the Corporation of 18 months following his resignation and 24 months following any termination of employment where he receives any severance payments under the CEO Agreement.

        Former Chief Financial Officer Retirement Agreement

        The Corporation and Mr. Patava entered into an agreement (the ''Retirement Agreement'') on August 31, 2004 in respect of certain terms and conditions of Mr. Patava's retirement from the Corporation. Mr. Patava retired as the Chief Financial Officer of the Corporation on January 1, 2005. Under the Retirement Agreement, the Corporation and Mr. Patava agreed on various matters related to Mr. Patava's post-retirement compensation. On January 7, 2005, the Corporation provided Mr. Patava with a lump sum payment of $1,103,502, representing twenty-four months of his base salary and STIP bonus for the same period. In addition, Mr. Patava will be entitled to receive a STIP entitlement in respect of the fiscal 2004 year (see ''Report on Executive Compensation – Base Salary and Other Short-Term Cash Compensation'') and supplemental pension entitlements (see ''Executive Compensation – Pension Plans and Retirement Benefits''). The Corporation will also provide Mr. Patava with a proportional payout in respect of the KELTIP for the fiscal 2004 year and Mr. Patava will be permitted until February 1, 2007 to exercise any vested options held by him under the KESOP plan as of January 1, 2005 and to exercise at any time before January 31, 2007 any unvested options that vest before January 1, 2007. In addition to these matters, the Retirement Agreement provides for the continuation of Mr. Patava's participation in certain of the benefit plans and perquisite programs of the Corporation, as provided to Mr. Patava on August 31, 2004 until January 1, 2007, subject to certain exceptions. Mr. Patava has agreed to non-competition and non-solicitation covenants which apply from the date of the Retirement Agreement until January 1, 2007.

        Executive Vice President, Business Development and Strategy Relocation Agreement

        On December 8, 2004, the Board of Directors approved a letter agreement (the ''Relocation Agreement'') in respect of certain terms and conditions of Mr. Storey's relocation to Canada in September 2004 from his employment with Fairmont Hotels & Resorts (U.S.) Inc. in the United States. Under the Relocation Agreement, the Corporation and Mr. Storey agreed on various additional benefits to be provided to Mr. Storey in order to ensure that his after-tax compensation in Canada is equivalent to that which he received while employed by the Corporation in the United States. The Relocation Agreement provides that in the event of termination with or without cause, the pension accrued by Mr. Storey under the Fairmont Hotels & Resorts Salary Continuation Plan as of December 31, 2003 and the pension derived from the account balance attributable to the employer-paid portion of the US Deferred Compensation Plan will, subject to certain actuarial adjustments, be deemed to be part of the Basic Plans as if they were fully vested. In addition, in the event of voluntary termination or involuntary termination with cause, the amount of pension provided to Mr. Storey under the Supplemental Plans and in accordance with the Relocation Agreement will vest at the rate of 25% each July 1st until July 1, 2008, such that the pension entitlements will be fully vested on July 1, 2008 provided that, in the case of involuntary termination following a change of control before July 1, 2008, such pension entitlements will vest immediately.

BOARD OF DIRECTORS' ATTENDANCE AND COMPENSATION

        Compensation of Directors

        Directors' Deferred Share Unit Plan

        The Deferred Share Unit Plan for directors of Fairmont was established to provide directors with an opportunity to receive some or all of their directors' compensation in the form of deferred share units (''DSUs''). DSUs are bookkeeping entries on the books of Fairmont, each of which will have a value equal to the value of one common share of the Corporation. Prior to the beginning of each calendar year, directors must elect the percentage of their total compensation as directors they wish to receive that year in DSUs, directors may elect to receive up to 100% of their compensation for the next year in DSUs. Directors are deemed to have elected to receive the 2,000 DSUs granted to them as part of their annual retainer. During the year, instead of receiving directors' fees in cash, on each directors' fee payment date directors who have elected to receive DSUs will be credited in their DSU account with the number of common shares which have a value equal to the fees payable on that date. In addition, any dividends paid on the common shares will be credited to the directors' DSU accounts in the form of additional DSUs. DSUs may not be redeemed or ''cashed'' until a director ceases to be on the board. At any time from the date a director ceases to be on the board until December 15 of the year following that date, a director may elect to redeem the DSUs and to receive the value of DSUs in his or her account. The number of DSUs in the account will then be multiplied by the share price on the date of redemption of the DSUs and the director will be paid that amount, less any applicable deductions. Alternatively, a director may elect to have the Corporation purchase shares in the market on behalf of the director instead of paying cash.